EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2007	2006	2005	2004	2003

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
Change in Accounting Principle (1)		$1,089,918	$1,299,885	$1,259,576	$624,855	$437,276
Less:	Capitalized Interest Expense	(29,324)	(19,900)	(14,596)	(9,631)	(8,541)
Add:	Fixed Charges	96,228	80,050	90,933	83,264	78,138
Income Tax Provision		540,950	612,756	705,561	301,157	216,600
EARNINGS AVAILABLE		$1,697,772	$1,972,791	$2,041,474	$999,645	$723,473

FIXED CHARGES:
Interest Expense		$45,628	$43,158	$62,506	$63,128	$58,711
Capitalized Interest		29,324	19,900	14,596	9,631	8,541
Capitalized Expense Related to Indebtedness		1,150	1,655	2,381	1,994	3,477
Rental Expense Representative of Interest Factor		20,126	15,337	11,450	8,511	7,409
TOTAL FIXED CHARGES		96,228	80,050	90,933	83,264	78,138
Preferred Stock Dividends on a Pre-tax Basis		9,970	16,179	11,595	16,142	16,497
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS		$106,198	$96,229	$102,528	$99,406	$94,635

RATIO OF EARNINGS TO
FIXED CHARGES		17.64	24.64	22.45	12.01	9.26

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK
DIVIDENDS		15.99	20.50	19.91	10.06	7.64

(1) EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003.